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                                                                    EXHIBIT 20.1




PRESS RELEASE                       CONTACT:             Gary Mentesana
                                                         Chief Financial Officer
FOR IMMEDIATE RELEASE                                    (888) 788-3863


        MUNIMAE ANNOUNCES THE PUBLIC OFFERING OF 3,800,000 COMMON SHARES


BALTIMORE, MD, January 31, 2001 -- Municipal Mortgage & Equity, LLC (NYSE: MMA), also known as MuniMae, announced today the public offering of 3,800,000 of common shares at a price of $23.07 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae stated, "We are very pleased to complete our third follow-on equity offering. We will use this new capital to fund investment transactions and continue our growth. The underwriting team did a terrific job and we feel fortunate that market conditions were with us."

MuniMae raised $87.7 million in this offering. The underwriters, led by Merrill Lynch & Company, UBS Warburg LLC, First Union Securities, Incorporated, and Legg Mason Wood Walker, Incorporated, have an option to purchase an additional 570,000 shares to cover over-allotments. If the option is exercised in full, the proceeds to the Company would then be $100.8 million. The offering is expected to close on February 6, 2001. A written prospectus supplement prepared in connection with this offering may be obtained by calling the Company at (888) 788-3863.

MuniMae originates, services and asset manages investments in multifamily debt and equity totaling $2.3 billion for its own account and for institutional investors. For its proprietary accounts, MuniMae primarily holds tax-exempt multifamily housing bonds. Of these bonds, nearly one-half provide for the Company to participate in the appreciation of the underlying apartments.

        MuniMae is organized as a limited liability company, which makes it exempt from tax at the corporate level and provides the benefit of corporate governance. In addition, the Company passes through to its shareholders primarily tax-exempt dividends, which are generated by its municipal bond investments. Dividends to shareholders are declared quarterly and paid in February, May, August and November.


          MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE
                                 www.munimae.com